March 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:	E2open Parent Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-253969)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, E2open Parent Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended through the date hereof, the “Registration Statement”) to become effective on March 29, 2021, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Claire E. James, of Willkie Farr & Gallagher LLP, special counsel to the Company, at (212) 728-8205, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

E2open Parent Holdings, Inc.

By:	/s/ Michael A. Farlekas
Michael A. Farlekas
Chief Executive Officer

cc:	Laura L. Fese, E2open Parent Holdings, Inc.
Claire E. James, Willkie Farr & Gallagher LLP
Morgan D. Elwyn, Willkie Farr & Gallagher LLP